

Mail Stop 3561

June 15, 2009

Mr. Steven J. Malcolm
Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

> **Re: The Williams Companies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 1-04174**

Dear Mr. Malcolm:

      We have reviewed your response letter dated May 29, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 78

1.   We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer <u>concluded</u> that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Consolidated Statement of Cash Flows, page 6

2.   We note your response to comment nine from our comment letter dated May 12, 2009. We understand that the line item captioned "Capital expenditures" on your statement of cash flows represents the gross increase in your property, plant and equipment, including both cash and non-cash expenditures, and that you then present the non-cash changes in the line item captioned "Changes in accounts payable and accrued liabilities" such that the net effect of these two line items is to calculate your cash capital expenditures. Notwithstanding your belief that this presentation is useful to your readers, it is unclear to us that presenting non-cash transactions within your statement of cash flows complies with SFAS 95 and related guidance. In this regard, SFAS 95 indicates that non-cash investing and financing activities should be reported to investors in related disclosures, but does not contemplate presenting these transactions within the cash flow statement itself. If you continue to believe that this presentation is permitted under SFAS 95, please provide us with a detailed analysis of SFAS 95 supporting this conclusion. Otherwise, please revise the line item captioned "Capital expenditures" in future filings to present only your cash capital expenditures. We will not object if you present a reconciliation of your gross capital expenditures to your cash capital expenditures as supplemental information below your statement of cash flows or in a footnote to your financial statements to comply with paragraph 32 of SFAS 95.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief